

June 7, 2012

Mr. Stephen J. Schoepfer
Chief Financial Officer
Carbonics Capital Corporation
100 Overlook Center, Second Floor
Princeton, New Jersey 08540

> **RE: Carbonics Capital Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-K/A for the Year Ended December 31, 2011**
> **Filed June 5, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 21, 2012**
> **Response dated June 6, 2012**
> **File No. 0-28887**

Dear Mr. Schoepfer:

We have reviewed your response letter dated June 6, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2012

Item 4. Controls and Procedures, page 14

1. Please file an amendment to your Form 10-Q to disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief